UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35319 / September 11, 2024

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In the Matter of                                                                                      :
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CMFG LIFE INSURANCE COMPANY                                                         :
CMFG VARIABLE ANNUITY ACCOUNT                                                    :
CMFG VARIABLE LIFE INSURANCE ACCOUNT                                      :
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5910 Mineral Point Road                                                                         :
Madison, Wisconsin 53705                                                                     :
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File No. 812-15548                                                                              :
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ORDER UNDER SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

CMFG Life Insurance Company, CMFG Variable Annuity Account, and CMFG Variable Life Insurance Account ("Applicants") filed an application on February 9, 2024 and an amendment to the application on July 1, 2024.  The Applicants requested an order pursuant to section 26(c) of the Investment Company Act of 1940 (the "Act") to approve the substitution of shares issued by certain investment portfolios for shares of other investment portfolios (the "Substitutions").

On August 16, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35297). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of CMFG Life Insurance Company, et al. (File No. 812-15548),

IT IS ORDERED, under section 26(c) of the Act, that the Substitutions are approved subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


**Vanessa A. Countryman,**

*Secretary.*